James C. T. Linfield +1 720 566 4010 linfieldjct@cooley.com	VIA EDGAR AND OVERNIGHT MAIL

January 28, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  Tim Buchmiller

Re:	NewLink Genetics Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on January 9, 2020
File No. 001-35342

Dear Mr. Buchmiller:

On behalf of NewLink Genetics Corporation (the “Company”), we are providing this letter in response to a letter, dated January 23, 2020, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed on January 9, 2020 (the “Preliminary Proxy Statement”). The Company is concurrently submitting an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects changes made in response to certain of the comments contained in such letter.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Preliminary Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Summary, page 2

1.	Please revise the first full paragraph on page 2 to disclose the reason that you believe NewLink is entitled to a substantial share of the value of the PRV.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 82 of the Amended Preliminary Proxy Statement.
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January 28, 2020
Page Two

2.	As requested by prior comment 2, please indicate in your summary that LUM-201 is in the public domain and provide a summary in this section of the potential effects this could have on Lumos' business.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3 of the Amended Preliminary Proxy Statement.

3.
We note your revised disclosure on page 2 that LUM-201 has the potential to lead to "efficacious results." Please revise this and any other similar statements throughout the proxy statement that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. We will not object to a discussion of whether your product candidates were well-tolerated or discussion of whether trial endpoints were met.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 118 of the Amended Preliminary Proxy Statement.

Background of the Merger, page 60

4.
We note from the disclosure you have added in response to prior comment 6 that between August and September 2019, NewLink received several other inquiries or proposals that NewLink's management analyzed, and based on that review, NewLink's management did not recommend that the NewLink board consider any of the additional inquiries or proposals. Please revise to make clear whether the board was made aware of these inquiries or proposals and what conclusions the board made with respect to those inquiries or proposals.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Preliminary Proxy Statement.

Evercel Proposals, page 65

5.
We note your reference to an analysis of both Evercel proposals made by Stifel. Please provide us supplementally with copies of all materials prepared by Stifel and shared with the NewLink board, including copies of all board books and all transcripts and summaries, that were material to the board's decision with respect to these proposals.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that we have been advised by Stifel that the materials prepared by Stifel and shared with the NewLink Board that were material to the NewLink Board’s decision with respect to the Evercel proposals are being provided to the Staff under separate cover by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), counsel for Stifel, on a confidential and supplemental basis pursuant to Rule 12b-4 of the Exchange Act. We have been advised by Stifel that, in accordance with such Rule, it has requested that these materials be returned promptly following completion of the Staff's review thereof, and that by separate letter, Mintz has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Sec. 200.83.

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January 28, 2020
Page Three

NewLink Projections, page 82

6.
We note your revised disclosure in response to prior comment 6 that certain information referred to in this section is "subject to a confidential treatment order issued by the SEC." Notwithstanding the prior confidential treatment requests made by the company, the confidential treatment process does not take precedence over a registrant’s obligations to disclose material information in its public filings. If, under the specific facts and circumstances at this time, disclosure of the information referred to in this section is necessary for the protection of investors, please disclose the terms of the Merck Agreement that would be material to an informed voting decision with respect to the proposals in your proxy statement or revise your disclosure as appropriate.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amended Preliminary Proxy Statement.

Post-hoc analysis and using a predictive enrichment marker strategy to select appropriate patients, page 114

7.
Although we note the revisions in response to prior comment 10, given the disclosed p-value, please revise to further clarify the basis for the conclusions in this section. If you do not have a scientific basis to state that it is unlikely that your conclusions regarding the results were due to chance, please explain that because the results were not statistically significant, you cannot exclude the probability that such observations were due to chance alone. Also, as requested by our prior comment, if the disclosed p-value does not meet the FDA's specified threshold for statistical significance for a clinical trial, please revise your disclosure to clarify the p-value that the FDA uses in evaluating the results of a clinical trial and whether the results of the post-hoc analysis would meet such threshold.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116 of the Amended Preliminary Proxy Statement.

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Cooley LLP   380 Interlocken Crescent   Suite 900   Broomfield, CO   80021-8023
t: (720) 566-4000  f: (720) 566-4099  cooley.com

January 28, 2020
Page Four

Please direct any questions or comments regarding this response letter to the undersigned at (720) 566-4010.

Sincerely,

/s/ James C.T. Linfield

James C. T. Linfield

cc:	Brad J. Powers, Esq., NewLink Genetics Corporation
Matthew P. Dubofsky, Cooley LLP
Robert Suffoletta, Wilson Sonsini Goodrich & Rosati

Cooley LLP   380 Interlocken Crescent   Suite 900   Broomfield, CO   80021-8023
t: (720) 566-4000  f: (720) 566-4099  cooley.com